UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Integra LifeSciences Holdings Corporation

File No. 0-26224 - CF#30480

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       Integra LifeSciences Holdings Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 3, 2013.

       Based on representations by Integra LifeSciences Holdings Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 99.1   through December 4, 2023

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                            Elizabeth M. Murphy
                            Secretary